May 12, 2005


Mail Stop 0306


Mack V. Traynor, III  Chief Executive Officer and President
HEI, Inc.
Post Office Box 5000
1495 Steiger Lake Lane
Victoria, Minnesota  55386

Via U S Mail and FAX [ (952) 443-2668 ]

Re:	HEI, Inc.
	Form 10-K for the fiscal year ended August 31, 2004
	Forms 10-Q for the fiscal quarter ended November 27, 2004 and February 26, 2005
	File No. 0-10078

Dear Mr. Traynor:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. Mack V. Traynor, III
HEI, Inc.
May 12, 2005
Page 2

Form 10-K for Fiscal Year Ended August 31, 2004

Properties - Page 6

1. In the third paragraph you refer to "EBITDA prepared in accordance with GAAP". EBITDA is a non-GAAP measure and therefore is not prepared in accordance with GAAP. In future filings, please clarify this disclosure.

Financial Statements

Balance Sheets - Page 34

2. We see you have reported the non-current maturities of other long-term liabilities separately from the non-current maturities of long-term debt. Please tell us where the detail of these amounts is provided in the footnotes to the financial statements.

3. In future filings, revise the caption for the equity line item
"notes receivable" to clarify why it is reported as an offset to equity and that is arose in a related-party transaction, as disclosed in Note 13.

4. In future filings disclose the nature and policy for the asset
"security deposit".

Note 1  Overview and Summary of Significant Accounting Policies -
Page 38

-- Revenue Recognition - Page 38

5. Supplementally and in future filings provide more details of the accounting for customer arrangements in which you retain ownership on inventory until customer receipt or acceptance or until the customer pulls the inventory into production. Clarify whether there are any additional obligations or right of return after customer receipt and how this impacts revenue recognition.

6. Please tell us the nature of the material weaknesses found in your revenue recognition, as disclosed on page 61, the revisions to your accounting policy and the amounts recorded each year to make the necessary corrections.

7. We note the press release of 1/14/05 stated you deferred
revenue
"due to revenue recognition criteria by FASB".  Tell us which new
standards necessitated the changes.   In future filings, present
all
disclosures for correction of an error as required by APB 20.

Mr. Mack V. Traynor, III
HEI, Inc.
May 12, 2005
Page 3

--  Impairment of Long-Lived and Intangible Assets - Page 39
Note 5  Asset Impairment Charge - Page 44

8. We note the reference to third party valuations throughout the filing. Please note there is no requirement to reference third party valuations, however, this reference requires that the third party valuation expert be named and their consent included in future registration statements. Alternatively, you could clearly disclose how you determined the values and provide details of all significant assumptions and valuation methodologies. Please revise in future filings.

Note 10  Stock Benefit Plans   -- Common Stock - Page 52
Note 12  Private Placement of Common Stock - Page 53

9. In each transaction involving the issuance of warrants, please expand future filings to disclose details of each issuance and how the amounts were valued. Address both the method and the significant assumptions used.

Note 16 Major Customers, Concentrations of Credit Risk, and
Geographic Data - Page 55

10. In the last paragraph we see you have not disclosed the geographic information for 71% of your export sales in 2004 and for
51% in 2003. In future filings, present the disclosures of sales by all major countries and geographic areas. Also, please confirm to us supplementally that the amount for "shipped to domestically" presents only US sales and that other North American countries are presented as export sales. For guidance, please see paragraph 38 of SFAS 131.


*  *  *  *  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

Mr. Mack V. Traynor, III
HEI, Inc.
May 12, 2005
Page 4


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, if you have questions regarding our comments. In her absence you may contact me, at (202) 551-3676.



      Sincerely,


								Brian R. Cascio
 								Accounting Branch Chief
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